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                                 December 1, 2022

       Kai Cheong Wong
       Chief Executive Officer, President, Director, Secretary and Treasurer AsiaFIN Holdings Corp.
       Suite 30.02, 30th Floor, Menara KH (Promet)
       Jalan Sultan Ismail
       50250 Kuala Lumpur
       Malaysia

                                                        Re: AsiaFIN Holdings
Corp.
                                                            Form 10-KT for the
Transition Period Ended December 31, 2021
                                                            Filed March 30,
2022
                                                            File No. 333-251413

       Dear Kai Cheong Wong:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-KT for the Transition Period Ended December 31, 2021

       Item 9A. Controls and Procedures, page 18

   1. Please disclose the conclusions of your principal executive officer and principal financial officer regarding the
effectiveness of your disclosure controls and procedures as of the end of the period covered
by this report. Refer to Item 307 of Regulation S-K.
       Signatures, page 27

   2. Please ensure that your Forms 10-K are signed by the registrant, and on behalf of the registrant by its
principal executive officer, its principal financial officer, its controller or principal accounting
officer, and by at least the majority of the board of directors. Any person who occupies
more than one of the specified positions shall indicate each capacity in which he signs the
report. Refer to General Instruction D(2) of Form 10-K. Similarly
 Kai Cheong Wong
AsiaFIN Holdings Corp.
December 1, 2022
Page 2
         ensure that your Forms 10-Q are signed on your behalf by a duly authorized officer and by your principal financial officer or your chief accounting officer. Refer to General
         Instruction E of Form 10-Q. Also, ensure that your Forms 10-K and 10-Q include under
         Exhibits 31 and 32 the required certifications from both your principal executive officer and your principal financial officer. Refer to Item 601(b)(31) and
(32) of Regulation S-K
         and Rules 15d-14(a) and (b) of the Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.



FirstName LastNameKai Cheong Wong                            Sincerely,
Comapany NameAsiaFIN Holdings Corp.
                                                             Division of
Corporation Finance
December 1, 2022 Page 2                                      Office of Trade &
Services
FirstName LastName